Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

9 November 2007

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

11/19

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

9 November 2007

Star City and the Australian Taxation Office

Tabcorp is pleased with the decision handed down in the Federal Court today allowing in full Star City's tax deduction claims against the Australian Taxation Office (ATO).

The matter centred on Star City claiming tax deductions for fees that it prepaid in relation to the occupancy of the casino site in Sydney. The total amount prepaid was $120 million. The ATO disallowed Star City's entitlement to those tax deductions and imposed penalties.

This issue dates back to 1994. Tabcorp inherited this issue when it acquired Star City in 1999.

As disclosed in Tabcorp's 2007 Financial Report, the Group has provided in full for the unpaid primary tax in dispute of $31.6 million, and penalties and interest charges of $27.2 million.

The ATO has 21 days to appeal the judgment.

For further information contact:
Bruce Tobin, Group General Manager Corporate Affairs 03 9868 2508

Tabcorp

9 November 2007

Jane Hemstritch appointed to the Tabcorp Board

Tabcorp today announced that Jane Hemstritch had been appointed as a Director of Tabcorp Holdings Limited, subject to regulatory approval.

Mrs Hemstritch has extensive senior executive experience in information technology, communications, change management and accounting.

She also has experience across the financial services, telecommunications, government, energy and manufacturing sectors and in business expansion in Asia.

Tabcorp Chairman Michael Robinson welcomed Mrs Hemstrich to the Board, adding that she would bring significant strategic and business expertise to the company.

"Tabcorp will benefit greatly from the experience and calibre of Jane Hemstritch. She has impressive credentials in technology, communications and change management which will further strengthen the Tabcorp Board.

Mrs Hemstritch is a former Managing Director - Asia Pacific for Accenture Limited and held a number of leadership positions with the company. She was a member of Accenture's global executive leadership team and headed up its business portfolio in Asia Pacific which spanned 12 countries and included 30,000 personnel.

She was appointed as a Director of the Commonwealth Bank of Australia in October 2006 and elected as a Director of The Global Foundation in November 2006.

Mrs Hemstritch holds a Bachelor of Science Degree in Biochemistry and Physiology from the University of London. She is a Fellow of the Institute of Chartered Accountants in Australia, a Fellow of the Institute of Chartered Accountants in England and Wales and a member of Chief Executive Women Inc.

Mrs Hemstritch is expected to join the Tabcorp Board in the first half of 2008 when all regulatory approvals are obtained.

For further information contact:
Bruce Tobin, Group General Manager Corporate Affairs 03 9868 2508

END